

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2020

Prithvi S. Gandhi
Interim Chief Financial Officer
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

> **Re: Owens Corning**
> **Form 10-K for the Period Ended December 31, 2019**
> **Filed February 19, 2020**
> **File No. 001-33100**

Dear Mr. Gandhi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing